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PARTNERS Matthew D. Bersani Sidharth Bhasin Lorna Xin Chen Peter C.M. Chen	Colin Law Kyungwon Lee Paul Strecker Shuang Zhao

VIA EDGAR	October 23, 2013

Re:	Simcere Pharmaceutical Group

Schedule 13E-3

Filed on September 19, 2013 by Simcere Pharmaceutical Group, Simcere Holding Limited, Simcere Acquisition Limited, Mr. Jinsheng Ren, New Good Management Limited, Mr. Hongquan Liu, Assure Ahead Investments Limited, Right Lane Limited, Premier Praise Limited, King View Development International Limited and Fosun Industrial Co., Limited

File No. 005-83690

Daniel F. Duchovny

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Duchovny:

On behalf of Simcere Pharmaceutical Group, a Cayman Islands exempted company with limited liability (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of October 9, 2013 with respect to the Schedule 13E-3, File No. 005-83690 (“Schedule 13E-3”) filed on September 19, 2013 by the Company and the other filing persons named therein. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 1 to the Schedule 13E-3 (the “Schedule 13E-3 Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Schedule 13E-3 Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13E-3 Amendment and the Revised Proxy Statement.

ABU DHABI | BEIJING | BRUSSELS | FRANKFURT | HONG KONG | LONDON | MILAN | NEW YORK | PALO ALTO PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING IS A GENERAL PARTNERSHIP FORMED PURSUANT TO THE HONG KONG PARTNERSHIP ORDINANCE AND REGISTERED WITH THE LAW SOCIETY OF HONG KONG.

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning any of Simcere Holding Limited, Simcere Acquisition Limited, Mr. Jinsheng Ren, New Good Management Limited, Mr. Hongquan Liu, Assure Ahead Investments Limited, Hony Capital II, L.P., Hony Capital II GP Limited, Right Lane Limited, Premier Praise Limited, Hony Capital Fund V, L.P., Hony Capital Fund V GP, L.P., Hony Capital Fund V GP Limited, King View Development International Limited, Trustbridge Partners II, L.P., TB Partners GP2, L.P., TB Partners GP Limited, Fosun Industrial Co., Limited, Shanghai Fosun Pharmaceuticals (Group) Co., Ltd., Shanghai Fosun High Technology (Group) Co., Ltd., Fosun International Limited, Fosun Holdings Limited, Fosun International Holdings Ltd., and Mr, Guangchang Guo, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Schedule 13E-3 Amendment in response to the Staff’s comments.

* * *

Schedule 13E-3

1.                                      Please delete the language in the final sentence of the Introduction (page 2) as it attempts to improperly disclaim responsibility for disclosure made by all of the filing persons.

In response to the Staff’s comment, the disclosure has been revised to delete the disclaimer in question. Please refer to the updated disclosure on page 3 of the Schedule 13E-3 Amendment.

Proxy Statement

Summary Term Sheet

2.                                      We note that New Good Management Limited, Assure Ahead Investments Limited, Right Lane Limited, King View Development International Limited and Fosun Industrial Co., Limited are controlled by or affiliated with various other entities (pages 2-3). It appears that these affiliates or entities are also engaged in the going private transaction. Please tell us why you believe these entity are not affiliates engaged, directly or indirectly, in the going private transaction. Alternatively, add them as filing persons on the Schedule 13E-3. For guidance, refer to Questions 101.02 and 201.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3.

In response to the Staff’s comment, the Schedule 13E-3 has been revised to name Assure Ahead Investments Limited, King View Development International Limited and Fosun Industrial Co., Limited and their respective affiliates which are engaged in the transaction as filing persons. As described on page 2 of the Revised Proxy Statement, Mr. Jinsheng Ren is the largest shareholder and controls the second largest shareholder (as its sole director) of New Good Management Limited. New Good Management Limited is solely controlled by Mr. Jinsheng Ren, who has been named as a filing person. The other equity holders do not have any control over New Good Management Limited and, other than holding a minority interest, directly or indirectly, in New Good Management Limited, were not engaged in the going private transaction. Right Lane Limited is an active operating company whose principal activities include investments in public and private companies and is not an acquisition vehicle. Legend Holdings Limited, parent of Right Lane Limited, was not involved in the transaction and Right Lane Limited does not require shareholder approval in connection with the transaction. Accordingly, Legend Holdings Limited was not included as a filing person of the Schedule 13E-3.

Special Factors

Background of the Merger, page 28

3.                                      Refer to the March 12, 2013 entry on page 29. Revise your disclosure to explain why the special committee concluded that Shearman service to the company as its U.S. securities law compliance counsel did not impair its ability to provide advice to the committee. Did this prior relationship not present a conflict of interest for Shearman?

The Company respectfully advises the Staff that the special committee discussed Shearman & Sterling’s existing role as U.S. securities law compliance counsel and considered the special committee’s fiduciary obligations under Cayman Islands law. The special committee also considered market practice in similar transactions involving U.S.-listed Cayman Islands companies. Shearman & Sterling advised the special committee that it did not have a conflict of interest advising the special committee on the proposed transaction and Shearman & Sterling also sought the advice of independent Cayman Islands counsel. On that basis, the special committee concluded that Shearman & Sterling’s role as U.S. securities law compliance counsel did not impair its ability to provide advice to the special committee on the proposed transaction. In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 28 of the Revised Proxy Statement.

4.                                      Please revise your disclosure to describe each meeting and each discussion instead of grouping them into one sentence as you appear to do in the first paragraph of page 30 and again in the third paragraph from the bottom of page 33.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on pages 29, 32 and 33 of the Revised Proxy Statement.

5.                                      Refer to the March 27, 2013 entry on page 30. Revise your disclosure to explain why the special committee concluded that UBS was independent given its work for Fosun and Hony, as described on page 53.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 29 of the Revised Proxy Statement.

6.                                      On a related note, revise your disclosure to explain how UBS had “familiarity with the Company and its business.”

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on pages 29 and 54 of the Revised Proxy Statement.

7.                                      Revise the entries for April 10 and 11, 2013 to disclose the views expressed by Mr. Yong Li.

In response to the Staff’s comment, the Company would like to clarify that no views were expressed by Mr. Yong Li on April 10 and April 11, 2013. Entries were to note that the Company and UBS received inbound calls by Mr. Yong Li to schedule a telephonic meeting, which was subsequently held on April 19, 2013 with Mr. Yong Li as currently disclosed. No substantive discussions took place during such scheduling calls. Please refer to the updated disclosure on page 30 of the Revised Proxy Statement.

8.                                     We note that on June 13, 2013 and on August 14, 2013 the special committee discussed the merger consideration with its advisors. We also note that this term of the agreement does not appear to have been discussed since the March 11, 2013 proposal from the buyer group and some references later in the proxy statement to “extensive negotiations” of the merger consideration. Please revise to confirm whether price had been negotiated during the referenced 3-month March-June period and the 2-month June-August period and to describe the extensive negotiations referred to elsewhere.

The Company respectfully advises the Staff that UBS also had negotiations on the merger consideration with Hony on July 4, 2013 as disclosed on page 32 of the Revised Proxy Statement. The special committee believes that there were extensive negotiations, in terms of length and scope, over a period of more than two and a half months between the special committee, represented by its financial and legal advisors, and the buyer group and its legal advisor on the terms and conditions of the merger agreement, including the merger consideration. In addition, on each occasion when the merger consideration was negotiated, the special committee and its advisors held lengthy discussions with the buyer group and its advisors. Other than the disclosure in the Revised Proxy Statement, the merger consideration was not negotiated during the referenced periods. Although the special committee believes that it had substantive negotiations on the merger consideration with the buyer group, in light of the Staff’s comment, the references to “extensive” negotiations have been deleted. Please refer to the updated disclosure on pages 33 and 43 of the Revised Proxy Statement.

Reasons for the Merger and Recommendation of the Special Committee, page 36

9.                                      Please revise this section and the disclosure providing the reasons for entering into the transaction for each filing person to explain why each filing person has engaged in the going private transaction and why each filing person has done so at this time. See Item 1013(a) and (c) of Regulation M-A.

In response to the Staff’s comment, the disclosure under the section entitled “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company’s Board of Directors” has been revised to describe the Company’s reasons for engaging in the merger at this time. Please refer to the updated disclosure on pages 35 and 36 of the Revised Proxy Statement.

With respect to the reasons for entering into the transaction for the other filing persons, please refer to the response to comment 25 below.

10.                               Please revise the third bullet point from the bottom of page 36 to disclose the basis for the special committee’s belief that a considerable period of time would elapse before the market price of your stock reached the merger consideration.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 36 of the Revised Proxy Statement.

11.                              Consistent with comment 8 above, revise the second bullet point from the bottom of page 36 describe the basis for the special committee having relied on the price negotiations which appear to have been sparse.

In response to the Staff’s comment, the referenced bullet point has been revised. Please refer to the updated disclosure on page 37 of the Revised Proxy Statement. Please also refer to the response to comment 8 above.

12.                               On a related note, describe the “experience of the special committee.” Had either member served on any special committee in the past? Had either advised such a committee?

The Company respectfully advises the Staff that the members of the special committee did not serve on any other special committee in similar transactions. In response to the Staff’s comment, the disclosure has been revised to describe the relevant experience of the special committee. Please refer to the updated disclosure on page 37 of the Revised Proxy Statement.

13.                               Please address how any filing person relying on the UBS opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than holders of the Rollover Shares, rather than all security holders unaffiliated with the company.

The Company respectfully advises the Staff that holders of the Company’s shares other than the Rollover Shareholders by definition include all security holders unaffiliated with the Company, since the Rollover Shareholders are all affiliated shareholders of the Company and do not include any unaffiliated shareholders. To the extent that “shareholders other than the Rollover Shareholders” may also include one or more affiliated shareholders that are not Rollover Shareholders, the Company respectfully advises the Staff that the consideration to be received by such affiliated shareholders is identical in all respects as the consideration to be received by the unaffiliated shareholders. The Company therefore does not believe that there is any meaningful distinction to be drawn between the concepts of “fairness to the unaffiliated shareholders” and “fairness to the shareholders other than the Rollover Shareholders” and believe that it is therefore reasonable and appropriate to consider the UBS fairness opinion as a material factor in its determination as to the fairness of the transaction to the Company’s unaffiliated shareholders.

14.                               Please revise the fourth bullet point on page 37 to explain what about the company’s forecasts, financial condition, results of operations, business and prospects the special committee and the board found supportive of their fairness determination.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 37 of the Revised Proxy Statement.

15.                               Please revise the fifth bullet point on page 37 to disclose the basis for the special committee’s belief that the terms of the merger agreement were reasonable.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 37 of the Revised Proxy Statement.

Position of the Buyer Group as to the Fairness of the Merger, page 41

16.                              You disclose in the first sentence that each member of the buyer group “may be deemed” to be an affiliate of the company. The identification of a filing person on the Schedule 13E-3 renders this disclaimer inappropriate. Please disclose that the filing persons “are” deemed to be affiliates of the company. Make a similar revision on page 53.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on pages 41 and 54 of the Revised Proxy Statement.

17.                               Similar to comment 11 above, revise the second bullet point from the bottom of page 42 describe the basis for the special committee having relied on the price negotiations which appear to have been sparse.

The buyer group believes that there were extensive negotiations, in terms of length and scope, over a period of more than two and a half months between the special committee, represented by its financial and legal advisors, and the buyer group and its legal advisor on the terms and conditions of the merger agreement, including the merger consideration. In light of the Staff’s comment, however, the reference to “extensive” negotiations has been deleted.  Please refer to the updated disclosure on page 43 of the Revised Proxy Statement.

18.                               Refer to the seventh bullet point on page 43. It appears that the Buyer Group relied on mere compliance with the law and/or the company’s organizational documents as support for its fairness determination. If so, please state it. If not, please revise to explain this bullet point.

In response to the Staff’s comment, the disclosure has been revised to remove the bullet point from the list of factors that the buyer group relied on for its fairness determination. Please refer to page 43 of the Revised Proxy Statement.

Certain Financial Projections, page 44

19.                               Please disclose all of the assumptions and estimates relied upon by management in preparing the financial projections.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 45 of the Revised Proxy Statement.

20.                               We note that you have included non-GAAP financial measures in the projected financial information. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

The Company respectfully advises the Staff that the non-GAAP financial measures contained in the projected financial information were used by the special committee’s financial advisor in connection with the rendering of its fairness opinion and are referenced in the discussion of the basis for and methods of arriving at the findings in such fairness opinion pursuant to Item 1015(b) of Regulation M-A. Rule 100(d) of Regulation G provides that Regulation G does not apply to non-GAAP financial measures included in disclosure in a communication that is subject to Item 1015 of Regulation M-A. Accordingly, the Company respectfully advises the Staff that it has relied upon Rule 100(d) in determining not to include any additional disclosure under Regulation G with respect to such projected financial information.

Opinion of the Special Committee’s Financial Advisor, page 46

21.                               Please revise the last bullet point on page 46 to disclose whether the referenced “internal financial information and other data relating to the …financial prospects” of the company are the financial projections included on page 44. If not, please tell us supplementally what that information and data was.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 47 of the Revised Proxy Statement.

22.                               Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the enterprise values, EV/EBITDA and P/Ex for each comparable company that is the basis for the multiples disclosed on page 50 with respect to the Selected Public Companies analysis, (ii) the transaction data from each transaction that resulted in the multiples disclosed on page 52 with respect to the Selected Transactions analysis, (iii) the company’s projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections).

In response to the Staff’s comment, the disclosure has been revised. Please refer to pages 50, 52 and 53 of the Revised Proxy Statement, which has been revised to include the data underlying the results described in each analysis, including: (i) the market values, enterprise values and certain ratios for each comparable company used in the Selected Public Companies analysis, (ii) the transaction values, enterprise values and certain ratios for each of the transactions used in the Selected Transaction analysis and (iii) a cross-reference to the Company’s projections that were used in conducting the Discounted Cash Flow analysis.

23.                               With respect to the Discounted Cash Flow analysis, revise your disclosure to show how UBS arrived at the range of present values from the projected financial data. Also, disclose the bases for UBS’s use of perpetuity growth rates of 3.5% to 5.5% and discount rates of 11.0% to 12.0%.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 53 of the Revised Proxy Statement.

24.                               Please revise the last paragraph on page 52 to quantify the compensation received by UBS for each transaction described therein. Also, clarify whether UBS is providing “investment banking and financial advisory services to Fosun, Hony” in connection with this transaction, and disclose the fees UBS is receiving for such work regardless of its connection with this transaction.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 54 of the Revised Proxy Statement.

Buyer Group’s Purpose of and Reasons for the Merger, page 53

25.                               Please revise this section and the disclosure providing the reasons for entering into the transaction for each filing person to explain why each filing person has engaged in the going private transaction at this time. See Item 1013 (c) of Regulation M-A.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on pages 54 and 55 of the Revised Proxy Statement.

Alternatives to the Merger, page 58

26.                               Please revise this section to discuss whether the board of directors or special committee considered, as an alternative, remaining in its current status as a public company. See Item 1013(b) of Regulation M-A.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 59 of the Revised Proxy Statement.

Related Party Transactions, page 63

27.                               Disclose the name of minority shareholder to whom you made a loan, as disclosed on page 64.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on pages 65 and 66 of the Revised Proxy Statement.

28.                               We note your attempt to incorporate by reference in the section captioned “Other Related Party Transactions” (page 64). If these transactions are within the disclosure required by Item 1005(a) of Regulation M-A, disclose them in full here instead if incorporating them by reference.

In response to the Staff’s comment, the disclosure has been revised to delete the section captioned “Other Related Party Transaction.” Please refer to the updated disclosure on page 66 of the Revised Proxy Statement.

* * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Simcere Holding Limited, Simcere Acquisition Limited, Mr. Jinsheng Ren, New Good Management Limited, Mr. Hongquan Liu, Assure Ahead Investments Limited, Hony Capital II, L.P., Hony Capital II GP Limited, Right Lane Limited, Premier Praise Limited, Hony Capital Fund V, L.P., Hony Capital Fund V GP, L.P., Hony Capital Fund V GP Limited, King View Development International Limited, Trustbridge Partners II, L.P., TB Partners GP2, L.P., TB Partners GP Limited, Fosun Industrial Co., Limited, Shanghai Fosun Pharmaceuticals (Group) Co., Ltd., Shanghai Fosun High Technology (Group) Co., Ltd., Fosun International Limited, Fosun Holdings Limited, Fosun International Holdings Ltd., and Mr, Guangchang Guo, as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +852-2978-8038.

Very truly yours,

By:	/s/ Paul Strecker
Name:	Paul Strecker

cc:           Ling Huang, Esq. (Cleary Gottlieb Steen & Hamilton LLP)

W. Clayton Johnson, Esq. (Cleary Gottlieb Steen & Hamilton LLP)

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 9, 2013 with respect to the Schedule 13E-3, File No. 005-83690 (the “Schedule 13E-3”), filed on September 19, 2013 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•                  the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Simcere Pharmaceutical Group

By:	/s/ Alan Au
Name: Alan Au
Title: Chairman of Special Committee

Simcere Holding Limited

By:	/s/ Jinsheng Ren
Name: Jinsheng Ren
Title: Director

Simcere Acquisition Limited

By:	/s/ Jinsheng Ren
Name: Jinsheng Ren
Title: Director

Jinsheng Ren

By:	/s/ Jinsheng Ren

New Good Management Limited

By:	/s/ Jinsheng Ren
Name: Jinsheng Ren
Title: Director

Hongquan Liu

By:	/s/ Hongquan Liu

Assure Ahead Investments Limited

By:	/s/ Shunlong Wang
Name: Shunlong Wang
Title: Director

Hony Capital II, L.P. Acting by its sole general partner Hony Capital II GP Ltd.

By:	/s/ John Huan Zhao
Name: John Huan Zhao
Title: Authorized Signatory

Hony Capital II GP LTD.

By:	/s/ John Huan Zhao
Name: John Huan Zhao
Title: Director

Right Lane Limited

By:	/s/ Min Ning
Name: Min Ning
Title: Director

Premier Praise Limited

By:	/s/ John Huan Zhao
Name: John Huan Zhao
Title: Authorized Signatory

Hony Capital Fund V, L.P. Acting by its sole general partner Hony Capital Fund V GP, L.P.

By:	/s/ John Huan Zhao
Name: John Huan Zhao
Title: Authorized Signatory

Hony Capital Fund V GP, L.P. Acting by its sole general partner Hony Capital Fund V GP LTD.

By:	/s/ John Huan Zhao
Name: John Huan Zhao
Title: Authorized Signatory

Hony Capital Fund V GP LTD.

By:	/s/ John Huan Zhao
Name: John Huan Zhao
Title: Director

King View Development International Limited

By:	/s/ Shujun Li
Name: Shujun Li
Title: Director

Trustbridge Partners II, L.P Acting by its general partner TB Partners GP2, L.P.

By:	/s/ Shujun Li
Name: Shujun Li
Title: Authorized Representative

TB Partners GP2, L.P.
Acting by its general partner TB Partners GP Limited

By:	/s/ Shujun Li
Name: Shujun Li
Title: Authorized Representative

TB Partners GP Limited

By:	/s/ Shujun Li
Name: Shujun Li
Title: Director

Fosun Industrial Co., Limited

By:	/s/ Qiyu Chen
Name: Qiyu Chen
Title: Chairman of Board of Directors

Shanghai Fosun Pharmaceuticals (Group) Co., Ltd.

By:	/s/ Qiyu Chen
Name: Qiyu Chen
Title: Chairman of Board of Directors

Shanghai Fosun High Technology (Group) Co., Ltd.

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Chairman of Board of Directors

Fosun International Limited

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Chairman of Board of Directors

Fosun Holdings Limited

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title: Director

Fosun International Holdings Ltd.

By:	/s/ Guangchang Guo
Name: Guangchang Guo
Title:Director

Guangchang Guo

By:	/s/ Guangchang Guo